CRT Capital Group LLC
262 Harbor Drive
Stamford, Connecticut 06902

June 14, 2007

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549
Attention: Mr. Duc Dang

Re:	Advanced Technology Acquisition Corp.
Registration Statement on Form S-1
File No. 333-137863

Dear Mr. Dang:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of Advanced Technology Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, June 18, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that:

(1) The Preliminary Prospectus, dated March 21, 2007, in connection with the Registration Statement was distributed approximately as follows: 0 to prospective underwriters and dealers, 500 to institutional investors, 0 to retail investors and 0 to others.

(2) The Preliminary Prospectus, dated May 7, 2007, in connection with the Registration Statement was distributed approximately as follows: 1,800 to prospective underwriters and dealers, 3,000 to institutional investors, 1,000 to retail investors and 200 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CRT CAPITAL GROUP LLC

By:	/s/ Eric Seal
Name: Eric Seal
Title: Senior Vice President